SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              ORYX ENERGY COMPANY
                               (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   68763F100
                                (CUSIP Number)

                            RUSSELL G. HORNER, JR.
             Senior Vice President, General Counsel and Secretary
                            Kerr-McGee Corporation
                               Kerr-McGee Center
                        Oklahoma City, Oklahoma  73125
                           Telephone: (405) 270-1313
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 14, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ]
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CUSIP No.  68763F100


1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Kerr-McGee Corporation (IRS Identification No. 73-0311467)

2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

3.   SEC Use Only


4.   Source of Funds
     OO (See Item 3)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

6.   Citizenship or Place of Organization

     State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   Sole Voting Power

     21,140,482 shares of common stock

8.   Shared Voting Power

     -0-

9.   Sole Dispositive Power

     21,140,482 shares of common stock

10.  Shared Dispositive Power

     -0-
                                      -2-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     21,140,482 shares of common stock (see Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     [  ]

13.  Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person

     CO

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Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Oryx Common Stock"), of Oryx Energy Company, a Delaware corporation ("Oryx"). The principal executive offices of Oryx are located at 13155 Noel Road, Dallas, Texas 75240.

Item 2.   Identity and Background.
          -----------------------

          This statement is being filed by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee"), in connection with a stock option agreement dated October 14, 1998 (the "Option Agreement"), between Kerr-McGee and Oryx, as described in Item 6. The address of the principal business and principal executive offices of Kerr-McGee is Kerr-McGee Center, Oklahoma City, Oklahoma 73125. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Kerr-McGee is set forth on Attachment A.

          Kerr-McGee is an energy and chemical company. It explores for and produces oil and gas and its chemical operations produce and market titanium dioxide pigment and certain other inorganic chemicals and forest products.

          Neither Kerr-McGee, nor, to the best of Kerr-McGee's knowledge, any of the persons named on Attachment A, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Statement relates to an option granted to Kerr-McGee by Oryx to purchase shares of Oryx Common Stock from Oryx as described below (the "Stock Option"). The Stock Option entitles Kerr-McGee to purchase up to 21,140,482 shares of Oryx Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of October 14, 1998, between Oryx and Kerr-McGee (the "Option Agreement") and as described in Item 4 below, for a purchase price of $11.50 per share (the "Purchase Price").

          The Stock Option was granted by Oryx as an inducement and condition to Kerr-McGee's entering into the Agreement and Plan of Merger, dated as of October 14, 1998, between Kerr-McGee and Oryx (the "Merger Agreement").

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Pursuant to the Merger Agreement, Oryx will be merged with and into Kerr-
McGee (the "Merger") with Kerr-McGee as the surviving corporation, on the terms and subject to the conditions thereof. Prior to the Effective Time (as defined in the Merger Agreement), each share of Oryx Common Stock will be converted into 0.369 shares of Oryx Common Stock (or cash in lieu of fractional shares) (the "Reverse Split"). At the Effective Time, each share of Oryx Common Stock issued and outstanding following the Reverse Split will be converted into the right to receive from Kerr-McGee one share of common stock, par value $1.00 per share, of Kerr-McGee. If the Merger is consummated, the Stock Option will not be exercised. No monetary consideration was paid by Kerr-McGee to Oryx for the Stock Option.

          If Kerr-McGee elects to exercise the Stock Option, it currently anticipates that the funds to pay the Purchase Price will be provided through internally generated funds and selective short term and/or long term borrowings.

Item 4.   Purpose of Transaction.
          ----------------------

          As stated above, the Stock Option was granted to Kerr-McGee as an inducement and condition to Kerr-McGee's entering into the Merger Agreement. If the Merger is consummated, the size of Kerr-McGee's Board of Directors shall be increased from nine to 14 members, with five members of Oryx's Board of Directors becoming members of Kerr-McGee's Board of Directors, the Certificate of Incorporation and By-Laws of Kerr-McGee shall be amended and restated as set forth in the Merger Agreement and the exhibits thereto, and all shares of Oryx Common Stock outstanding after the effect of the Reverse Split shall be converted into Kerr-McGee common stock.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As a result of the issuance of the Stock Option, Kerr-McGee may be deemed to be the beneficial owner of 21,140,482 shares of Oryx Common Stock, which would represent approximately 16.6% of the shares of Oryx Common Stock outstanding upon exercise of the Stock Option (based on the number of shares of Oryx Common Stock outstanding on October 8, 1998, as set forth in the Merger Agreement). Kerr-McGee will have sole voting and dispositive power with respect to such shares.

          The Option Shares described herein are subject to the Stock Option, which is not currently exercisable. The Stock Option will become exercisable upon termination of the Merger Agreement in certain circumstances, generally involving: (i) an adverse change in (or failure to reconfirm) the recommendation of Oryx's Board of Directors to its stockholders to approve the Merger; (ii) the approval or recommendation by Oryx's Board of Directors of another acquisition proposal; (iii) the triggering of Oryx's Rights Agreement; (iv) the acceptance by Oryx of a superior proposal; or (v) the failure of Oryx's stockholders to approve the Merger after a competing

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proposal has been publicly communicated, if Oryx enters into a definitive agreement for a transaction within 12 months of such termination and such transaction is later consummated. Nothing herein shall be deemed to be an admission by Kerr-McGee as to the beneficial ownership of any shares of Oryx Common Stock; prior to the exercise of the Stock Option, Kerr-McGee disclaims beneficial ownership of all Option Shares.

          Except as described herein, neither Kerr-McGee, nor, to the best of Kerr-McGee's knowledge, any other person referred to in Attachment A beneficially owns or has acquired or disposed of any shares of Oryx Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          Except for the Merger Agreement and the Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Oryx, including but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

          The summary contained in this Schedule 13D of certain provisions of the Merger Agreement and the Option Agreement is qualified in its entirety by reference to the Merger Agreement and the Option Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

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Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1 Agreement and Plan of Merger by and between Oryx Energy Company and Kerr-McGee Corporation, dated as of October 14, 1998 (the "Merger Agreement").

Exhibit 2 Stock Option Agreement by and between Kerr-McGee Corporation and Oryx Energy Company, dated as of October 14, 1998 (the "Option Agreement").

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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   KERR-McGEE CORPORATION



                                   By: /s/ Deborah A. Kitchens
                                           Deborah A. Kitchens
                                           Vice President, Controller and
                                           Chief Accounting Officer



          Date:  October 19, 1998

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                                 Attachment A

Executive Officers and Directors of Kerr-McGee Corporation
----------------------------------------------------------

                 The names and titles of the executive officers and the names of the directors of Kerr-McGee and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Kerr-McGee. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Kerr-McGee, and each individual is a United States citizen.

Executive Officers           Position
------------------           --------

Luke R. Corbett              Chairman of the Board and Chief Executive
                             Officer

Tom J. McDaniel              Vice Chairman of the Board

John C. Linehan              Executive Vice President and Chief Financial
                             Officer

Russell G. Horner, Jr.       Senior Vice President, General Counsel and
                             Corporate Secretary

Kenneth W. Crouch            Senior Vice President

James F. Guion               Senior Vice President

W. Peter Woodward            Senior Vice President

Michael G. Webb              Senior Vice President

George D. Christiansen       Vice President, Safety and Environmental
                             Affairs

Julius C. Hilburn            Vice President, Human Resources

Deborah A. Kitchens          Vice President and Controller

J. Michael Rauh              Vice President, Treasurer and Assistant
                             Secretary

Jean B. Wallace              Vice President, General Administration










                                      A-1
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Directors                    Present Principal Occupation; Address
---------                    -------------------------------------

Luke R. Corbett              (see above)

Tom J. McDaniel              (see above)

Paul M. Anderson             President and Chief Executive Officer
                             Duke Energy Corporation
                             P.O. Box 1006
                             Charlotte, North Carolina  28201-1006

Dr. Martin C. Jischke        President
                             Iowa State University
                             117 Beardshear
                             Ames, Iowa  50011-2035

William C. Morris            Chairman of the Board and President
                             J. & W. Seligman & Co., Inc.
                             100 Park Avenue
                             8th Floor
                             New York, New York  10017

John J. Murphy               Managing Director
                             SMG Management L.L.C.
                             5956 Sherry Lane Place
                             Suite 710
                             Dallas, Texas  75225

Leroy C. Richie              President
                             Intrepid World Communications
                             227 Products Drive
                             Suite 100
                             Rochester Hills, Michigan  48309

Richard M. Rompala           President and Chief Executive Officer
                             The Valspar Corporation
                             1101 South Third Street
                             Minneapolis, Minnesota  55145

Farah M. Walters             President and Chief Executive Officer
                             University Hospitals of Cleveland
                             11100 Euclid Avenue
                             Cleveland, Ohio  44106








                                      A-2
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                                 EXHIBIT INDEX


Exhibit No.               Description                                 Page No.
-----------               -----------                                 --------
Exhibit 1 Agreement and Plan of Merger by and between Oryx Energy Company and Kerr-McGee Corporation, dated as of October 14, 1998.

Exhibit 2        Stock Option Agreement by and between Kerr-McGee
                 Corporation and Oryx Energy Company, dated as of October 14, 1998.






































                                      A-3